UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: January 28, 2016

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

XUNLEI ANNOUNCES NEW SHARE REPURCHASE PROGRAM AND

RESIGNATION OF SENIOR MANAGEMENT MEMBER

SHENZHEN, China, January 27, 2016 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, today announced the adoption of a new share repurchase program of up to US$20 million and the resignation of a senior management member.

New Share Repurchase Program

The Board of Directors of the Company (“the Board”) authorized a new share repurchase program under which the Company may repurchase up to US$20 million worth of its shares (including in the form of American depositary shares (“ADSs”)) over the next 12 months. Share repurchases under this program may be made through open market transactions, privately negotiated transactions or other legally permissible means as determined by Xunlei’s management, including through Rule 10b5-1 share repurchase plans. The timing and extent of any purchases will depend upon market conditions, the trading price of Xunlei’s ADSs and other factors. The Board will review the share repurchase program periodically, and may authorize adjustment of its terms and size. This share repurchase program will be funded by the Company’s available cash balance. As of September 30, 2015, Xunlei had cash, cash equivalents and short-term investments of approximately US$445 million.

Resignation of Mr. Steve Hao Cheng

Mr. Steve Hao Cheng, the Company’s co-founder, director and the general manager of Xunlei Games Business Unit, has tendered his resignation from all executive positions at the Company effective January 29, 2016. Mr. Cheng remains as a member of the Board.

“Steve has been with our company since its inception, and has made invaluable contributions to Xunlei’s success. We would like to thank him for his great leadership and outstanding contributions. We also wish Steve the very best in all his future endeavors,” said Mr. Sean Shenglong Zou, Xunlei’s co-founder, Chairman and CEO.

About Xunlei

Xunlei Limited (“Xunlei”) is the No. 1 acceleration product provider in China as measured by market share in September 2015, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users’ digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888 – 8893

Website: http://ir.xunlei.com

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